EXHIBIT 11

                 STATEMENT RE:  COMPUTATION OF PER SHARE INCOME
                           GUARDSMAN PRODUCTS, INC.

                                          Year Ended December 31,

                                         1994      1993      1992
                                          (Amounts in thousands,
                                          except per share data)
Weighted average shares outstanding      8,465     7,849     7,433

Increase in dilutive incremental
  shares issuable upon exercise
  of stock options as computed
  by maximum dilutive methods               46       101        40

                                         8,511     7,950     7,473


Income
  Continuing operations before
    cumulative effect of change
    in accounting principle             $5,903    $4,521    $1,978
   Cumulative effect of change
    in accounting principle                          150
  Net income                            $5,903    $4,671    $1,978

Fully diluted income per share
  Continuing operations before
    cumulative effect of change in
    accounting principle                 $ .69     $ .57     $ .26
   Cumulative effect of change
    in accounting principle                          .02
  Net income                             $ .69     $ .59     $ .26

NOTE: The income per share amounts for 1994, 1993 and 1992 noted above differ from the net income per share of $.70 per share, $.60 per share and $.27 per share, respectively, reported in the consolidated financial statements. These differences result from the inclusion of outstanding stock options using maximum dilutive methods in the above calculations, which were excluded from the earnings per share reported in the consolidated financial statements because they were not materially dilutive (i.e., less than 3%).





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